UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934*

                            FRP Holdings, Inc.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)


                                30292L107
                              (CUSIP Number)

                            December 31, 2017

        (Date of Event Which Requires Filing of this Statement)

                           Daniel B. Nunn, Jr.
                             Nelson Mullins
                          50 North Laura Street
                               41st Floor
                      Jacksonville, Florida  32202
                             (904) 665-3601

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [_] Rule 13d-1(b)
       [_] Rule 13d-1(c)
       [x] Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.:  30292L107
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
------------------------------------------------------------------------------
                                              5  SOLE VOTING POWER
                                                 1,113,474
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  0
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   1,113,474
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 0
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,113,474
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11.12%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    OO
------------------------------------------------------------------------------

                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.: 30292L107
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    John D. Baker II
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
------------------------------------------------------------------------------
                                              5  SOLE VOTING POWER
                                                 258,474
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  1,113,474
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   258,474
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 1,113,474
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,375,737
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    13.74%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------

                              SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No.: 30292L107
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    Edward L. Baker II
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
------------------------------------------------------------------------------
                                              5  SOLE VOTING POWER
                                                 97,299
    NUMBER OF SHARES                          --------------------------------
      BENEFICIALLY                            6  SHARED VOTING POWER
       OWNED BY                                  1,113,474
         EACH                                 --------------------------------
       REPORTING                              7  SOLE DISPOSITIVE POWER
        PERSON                                   97,299
         WITH                                 --------------------------------
                                              8  SHARED DISPOSITIVE POWER
                                                 1,113,474
------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,210,773
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    12.09%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------------

Item 1.

          (a)  The name of the Issuer is FRP Holdings, Inc.

          (b) The Issuer's principal executive offices are located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Item 2.

          (a) This Schedule 13G is filed on behalf of John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965 (the "JDB Trust"), and John D. Baker II and Edward L. Baker II individually (each, a "Reporting Person").

          (b) The principal executive offices of the JDB Trust are located at Wells Fargo Family Wealth, 1 West 4th Street, D 4000-015, Winston-Salem, NC 27101.

               The principal business address for the individual Reporting Person, John D. Baker II, is 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The principal business address for the individual Reporting Person, Edward L. Baker II, is 200 West Forsyth Street, 12th Floor, Jacksonville, Florida 32202.

          (c) The Cynthia L. Baker Trust (the "CLB Trust") was organized as a Florida trust on April 30, 1965. Each individual Reporting Person is a citizen of the United States.

          (d) This Schedule 13G relates to the common stock of the Issuer, par value $.10 per share. The numbers pertaining to the ownership of common stock in this Schedule 13G reflect an adjustment for the Issuer's 3-for-1 stock split effective as of January 17, 2011.

          (e)  The CUSIP number of the common stock is 30292L107.

Item 3.

               Not applicable

Item 4.

          (a)  Amount beneficially owned:

               1)  JDB Trust:                    1,113,474

               2)  John D. Baker II:             1,375,737

               3)  Edward L. Baker II:           1,210,773

                              Total:             1,473,036 shares

          (b)  Percent of class:

               1)  JDB Trust:                       11.12%

               2)  John D. Baker II:                13.74%

               3)  Edward L. Baker II:              12.09%

                              Total:                14.71%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                    1)  JDB Trust:               1,113,474

                    2)  John D. Baker II:          258,474

                    3)  Edward L. Baker II:         97,299

                              Total:             1,469,247

              (ii)  Shared power to vote or to direct the vote:

                    1)  JDB Trust:                       0

                    2)  John D. Baker II:        1,113,474

                    3)  Edward L. Baker II:      1,113,474

                              Total:             1,113,474

             (iii)  Sole power to dispose or to direct the disposition of:

                    1)  JDB Trust:               1,113,474

                    2)  John D. Baker II:          258,474

                    3)  Edward L. Baker II:         97,299

                              Total:             1,469,247

              (iv)  Shared power to dispose or to direct the disposition of:

                    1)  JDB Trust:                       0

                    2)  John D. Baker II:        1,113,474

                    3)  Edward L. Baker II:      1,113,474

                              Total:             1,113,474


John D. Baker II - Voting and Dispositive Power
----------------------------------------------

          John D. Baker II has sole voting and dispositive power over 236,449 shares held in his Living Trust, 12,000 shares that he holds directly and 10,025 shares held in his IRA.

          Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares held by the JDB Trust.


John D. Baker II - Beneficial Ownership
---------------------------------------

          The beneficial ownership total of John D. Baker II shown above includes the 1,113,474 shares held by the JDB Trust. Mr. Baker's reported beneficial ownership total also includes (i) 236,449 shares held in his Living Trust, (ii) 12,000 shares that he holds directly, (iii) 10,025 shares held in his IRA and (iv) 3,789 shares held by his wife as to which he disclaims beneficial ownership.


Edward L. Baker II - Voting and Dispositive Power
-------------------------------------------------

          Edward L. Baker II has sole voting and dispositive power over 97,299 shares that he holds directly.

          Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares held by the JDB Trust.


Edward L. Baker II - Beneficial Ownership
-----------------------------------------

          The beneficial ownership total of Edward L. Baker II shown above includes 97,299 shares that he holds directly and the 1,113,474 shares held by the JDB Trust, as to which he disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          JDB Trust
          John D. Baker II
          Edward L. Baker II

          Each Reporting Person may also be deemed to be members of a group with Edward L. Baker and Thompson S. Baker II. Each Reporting Person disclaims beneficial ownership to shares owned by such persons.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.



                               SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 14, 2018.


                                     /s/ John D. Baker II
                                     ---------------------------------
                                     John D. Baker II


                                     /s/ Edward L. Baker II
                                     ---------------------------------
                                     Edward L. Baker II


                                     /s/ John D. Baker II, as Trustee
                                     of JDB Trust
                                     ---------------------------------
                                     John D. Baker II, as Trustee of
                                     JDB Trust


                                     /s/ John D. Baker II, as Trustee
                                     of JDB Trust
                                     ---------------------------------
                                     Edward L. Baker II, as Trustee of
                                     JDB Trust